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                                                                    EXHIBIT 2.3


                      AMENDED AND RESTATED VOTING AGREEMENT

            THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement") is entered into as of May 19, 1999, by and between Steven D. Ades ("Steven Ades"), Steven D. Ades and Laurie Levit, Trustees of the Steven Ades and Laurie Levit Revocable Family Trust UTD April 18, 1991 (the "Trust"; Steven Ades and the Trust hereinafter sometimes are referred to collectively as "Ades") and Waldo H. Hunt, Trustee of the Hunt Family Trust UTA May 30, 1980 ("Shareholder").

                                    RECITALS

            A. The parties hereto previously entered into a Voting Agreement dated as of May 13, 1999 (the "Original Agreement") setting forth certain obligations regarding the voting of their respective shares.

            B. In order to clarify certain obligations of the parties relating to the election of certain directors to the Board of Intervisual Books, Inc. (the "Company"), the parties hereto desire to amend and restate the Original Agreement as set forth in this Agreement. The parties acknowledge that each of the parties has received good and valuable consideration for the purposes of entering into this Agreement and that this Agreement shall be binding and enforceable upon each of them.

                                    AGREEMENT

            1. Voting of Shares by Shareholder. Subject to Ades voting Ades' shares of Company common stock in accordance with paragraph 2 below and the other agreements contained in paragraph 2 below, Shareholder agrees that at the annual meeting of shareholders of the Company immediately following the Effective Time of the Merger and at each successive annual meeting thereafter, provided that Steven Ades is employed by Company at such time, Shareholder shall cause a sufficient number of outstanding shares of Company's common stock that are owned by Shareholder as of the record date fixed for such meeting to be voted in such a manner as to elect Steven Ades and a "qualified person" to the Company's Board of Directors. For purposes of this paragraph, a "qualified person" shall mean an individual initially designated by Steven Ades and who (i) posses the skills and business acumen reasonably necessary to be an outside independent director of a public company, (ii) is mutually acceptable to Steven Ades and the Company's Board of Directors and which such nominee shall not be Steven Ades, Steven Selsky, Steven Wallace, a family member of Steven Ades, Steven Selsky or Steven Wallace or otherwise related to Steven Ades, Selsky or Wallace, and (iii) has not been involved in any legal proceedings requiring disclosure under Item 401(f) of Regulation S-K or Instruction 4 of Item 103 of Regulation S-K. Prior to selection as a "qualified person," each such nominee shall agree in writing to resign from the Company's Board of Directors if so requested mutually by Steven Ades and the other members of the Company's Board of Directors.

            2. Voting of Shares by Ades. Ades agrees that at the annual meeting of shareholders of the Company immediately following the Effective Time of the Merger, and at each successive annual meeting thereafter, provided that Steven Ades is employed by Company at such time, Ades shall vote all outstanding shares of Company's common stock that are owned by Ades as of the

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record date fixed for such meeting in favor of those persons recommended or nominated for election by the Company's Board of Directors. In the event cumulative voting for the election of directors occurs, Ades shall, as so requested by Shareholder, either distribute all of Ades' votes equally between Ades and the qualified person selected in accordance with paragraph 1 above or equally among each nominee for director supported by the Company's Board of Directors. As long as Steven Ades is a director, employee or consultant of the Company, Ades agrees not to vote for or otherwise support in any manner any nominees for the Company's Board of Directors other than those nominees selected by the Company's Board of Directors.

            3. Further Assurances. Shareholder and Ades shall perform such further acts and execute such further documents and instruments as reasonably may be required to carry out and give effect to the provisions of this Agreement.

            4. Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement of all the parties to this Agreement.

            5. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of California.

            6. Invalidity of a Single Provision. The unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remainder of this Agreement, nor shall the unenforceability of a provision under the laws of any particular jurisdiction affect its enforceability under the laws of other jurisdictions.

            7. Headings and Execution in Counterparts. The headings and captions contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute a single agreement.

            8. Termination. The parties hereto agree that this Agreement shall terminate upon the earlier of: (a) Steven Ades' cessation of employment from the Company, (b) the closing a "liquidity event" as defined in Section 2 of that Restricted Stock Agreement dated as of May 13, 1999 by and among the parties hereto, the Company, Barbara Abella, Rhonda Sapirstein, Steven Selsky and Steven Wallace, excluding a sale of all or substantially all of the assets of the Company or liquidation, dissolution or winding up of the Company, (c) Ades' beneficial ownership (calculated according to Rule 13d-3) of voting securities of the Company falls below five percent (5%) of the Company's issued and outstanding securities, or (d) Ades' beneficial ownership of voting securities (excluding unexercised options) of the Company increases to the number that Ades would be entitled to elect two directors to the Company's Board of Directors.

            9. Amendment and Restatement. The parties hereto agree that the Original Agreement is superseded and replaced in its entirety by this Agreement and Original Agreement shall no longer have any force or effect.


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            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


                                        Shareholder:


                                        /s/ Waldo H. Hunt
                                        ----------------------------------------
                                        Waldo H. Hunt, Trustee of the Hunt
                                        Family Trust UTA May 30, 1980


                                        /s/ Steven D. Ades
                                        ----------------------------------------
                                        Steven D. Ades


                                        /s/ Steven D. Ades
                                        ----------------------------------------
                                        Steven D. Ades, as Trustee of the Steven
                                        Ades and Laurie Levit Revocable Family
                                        Trust UTD April 18, 1991


                                        /s/ Laurie Levit
                                        ----------------------------------------
                                        Laurie Levit, as Trustee of the Steven
                                        Ades and Laurie Levit Revocable Family
                                        Trust UTD April 18, 1991


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